EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2011
Excluding interest on deposits
Income before income tax expense	$8,057

Fixed charges:
Interest expense	2,816
One-third of rents, net of income from subleases (a)	140

Total fixed charges	2,956

Add: Equity in undistributed loss of affiliates	26

Income before income tax expense and fixed charges, excluding capitalized interest	$11,039

Fixed charges, as above	$2,956

Preferred stock dividends (pre-tax)	231

Fixed charges including preferred stock dividends	$3,187

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.46

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$3,187
Add: Interest on deposits	922

Total fixed charges including preferred stock dividends and interest on deposits	$4,109

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$11,039
Add: Interest on deposits	922

Total income before income tax expense, fixed charges and interest on deposits	$11,961

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.91

(a)	The proportion deemed representative of the interest factor.